

For Immediate Release

U.S. Concrete, Inc. Announces Stock Repurchase Program

EULESS, Texas, May 15, 2014 – U.S. Concrete, Inc. (NASDAQ:USCR) today announced that its Board of Directors has approved a stock repurchase program to acquire up to $50 million of its outstanding common stock, par value $.001 per share. Authorized repurchases may be made from time to time in the open market, through block trades or in privately negotiated transactions and are expected to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The timing, volume and nature of share repurchases will be at the discretion of management and dependent on market conditions, trading price, trading volume, applicable securities laws and other factors, and may be suspended or discontinued at any time. No assurance can be given that any particular amount of common stock will be repurchased. This repurchase program is valid through March 31, 2017 and may be modified, extended or terminated by the Board of Directors at any time. The Company intends to finance the repurchases with available cash.

"Pursuing accretive growth through acquisitions and capital projects remains the primary intended use of the Company's available cash," said U.S. Concrete President & Chief Executive Officer William J. Sandbrook. "This repurchase program, however, affords us the flexibility to opportunistically repurchase shares when we believe that doing so will build long-term value for our stockholders."

About U.S. Concrete
U.S. Concrete services the construction industry in several major markets in the United States through its two business segments: ready-mixed concrete and aggregate products. The Company has 103 fixed and 9 portable ready-mixed concrete plants and eight producing aggregates facilities. During 2013, U.S. Concrete produced approximately 5.2 million cubic yards of ready-mixed concrete and approximately 3.6 million tons of aggregates. For more information about U.S. Concrete, visit www.us-concrete.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This press release contains various forward-looking statements and information that are based on management's belief, as well as assumptions made by and information currently available to management. These forward-looking statements speak only as of the date of this press release. The Company disclaims any obligation to update these statements and cautions you not to rely unduly on them. Forward-looking information includes, but is not limited to, statements regarding: the stability of the business; ready-mix backlog; ability to maintain our cost structure and the improvements achieved during our restructuring; ability to maximize liquidity, monitor fixed costs, manage variable costs, control capital spending and

monitor working capital usage; and the adequacy of current liquidity. Although U.S. Concrete believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions, including, among other matters: general and regional economic conditions; the level of activity in the construction industry; the ability of U.S. Concrete to complete acquisitions and to effectively integrate the operations of acquired companies; development of adequate management infrastructure; departure of key personnel; access to labor; union disruption; competitive factors; government regulations; exposure to environmental and other liabilities; the cyclical and seasonal nature of U.S. Concrete's business; adverse weather conditions; the availability and pricing of raw materials; the availability of refinancing alternatives; and general risks related to the industry and markets in which U.S. Concrete operates. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. These risks, as well as others, are discussed in greater detail in U.S. Concrete's filings with the Securities and Exchange Commission, including U.S. Concrete's Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q.

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Company Contact:
Matt Brown, SVP & CFO
U.S. Concrete, Inc.
817-835-4105